EXHIBIT 20

FOR IMMEDIATE RELEASE

For more information:
Tim Evans, Chief Financial Officer, 314-512-7275


ST. LOUIS, MISSOURI, August 14, 1996 -- Everest & Jennings International Ltd. (ASE-EJ) announced that it has agreed to modified terms of its previously announced agreement in principle with Graham-Field Health Products, Inc. ("Graham-Field") and BIL (Far East Holdings) Limited ("BIL"), an investment company and the majority stockholder of Everest & Jennings, for Graham-Field to acquire Everest & Jennings in a merger transaction. The revised terms of the proposed transaction provide that the stockholders of Everest & Jennings will receive one share of common stock of Graham-Field in exchange for each 2.857 shares of the common stock of Everest & Jennings. Under the terms of the revised transaction, the cash component of the merger consideration consisting of cash and a note in the amount of approximately $14.4 million has been eliminated. The revised terms provide that the merger ratio is subject to adjustment so that the value of the shares of common stock of Graham-Field to be issued in exchange for each share of the common stock of Everest & Jennings will not exceed $5.50 per share as of the closing date. At the agreed upon merger ratio, Graham-Field will issue approximately 2.52 million shares in connection with the acquisition of all of the issued and outstanding shares of the common stock of Everest & Jennings.

BIL will purchase up to an additional 1.92 million shares of common stock of Graham-Field to be valued at the greater of $13.00 per share or the average market price of the common stock of Graham-Field for the ten (10) consecutive trading days prior to the closing date, the proceeds of which will be used by Graham-Field to repay all debt of Everest & Jennings in the approximate amount of $25 million to The Hongkong and Shanghai Banking Corporation Limited. As part of the transaction, all debt of Everest & Jennings to BIL and all Convertible Preferred Stock of Everest & Jennings held by BIL will be exchanged for approximately $61 million of Graham-Field Series B Convertible Preferred Stock. The Series B Convertible Preferred Stock will yield a dividend at the rate of 1.5% per year, which will be paid at the option of Graham-Field either in cash or common stock. During the five (5) year period commencing on the closing date, and subject to a $20.00 per share conversion rate limitation, the Series B Convertible Preferred Stock will be convertible into common stock by BIL at a conversion rate of $20.00 per share, or by Graham-Field at a conversion rate equal to Graham-Field's average stock price during any ten (10) consecutive trading days, provided the common stock trades at an average stock price of $15.50 per share or greater during the applicable period. In the event the Series B Convertible Preferred Stock has not been converted during the applicable five (5) year period, the Series B
Convertible Preferred Stock will automatically convert on the fifth anniversary date of the closing at a conversion rate of $15.50. As part of the revised transaction, BIL will purchase $10 million of Graham-Field Series C Convertible Preferred Stock, with a dividend yield at the rate of 1.5% per year, which will be paid at the option of Graham-Field either in cash or common stock. At Graham-Field's option, the Series C Convertible Preferred Stock will either be converted into 500,000 shares of common stock on the fifth anniversary date of the closing, or redeemed by Graham-Field at its stated value on such date. Immediately after the transaction and after giving effect to the conversion of the Series B Convertible Preferred Stock at $15.50 per share and Series C Convertible Preferred Stock at $20.00 per share, BIL would own approximately 34% of the common stock of Graham-Field on a fully-diluted basis. During July 1996, BIL loaned approximately $4 million to Graham-Field, which will be converted at closing into a subordinated loan maturing in 2001 with interest payable quarterly at an effective rate of 7.7% per year.

The Company plans to enter into definitive documentation by the end of the month, with a closing planned for November 1996. The transaction is subject to, among other things, the approval by the Boards of Directors of Graham-Field and Everest & Jennings, the negotiation and execution of definitive documentation, the approval by the stockholders of Graham-Field and Everest & Jennings, the receipt of certain regulatory approvals, and the satisfaction of other customary terms and conditions. BIL, which owns approximately 80% of the outstanding common stock of Everest & Jennings, has agreed to vote in favor of the transaction. Following execution of definitive documentation and subject to clearance by the Securities and Exchange Commission, the parties will mail to stockholders a joint proxy statement/prospectus describing the terms of the proposed transaction.

E&J is engaged in the design, manufacture and marketing of wheelchairs and homecare beds.